CONNOR & WINTERS
ATTORNEYS AND COUNSELORS AT LAW

4000 One Williams Center
Tulsa, Oklahoma 74172
918.586.5711 Phone
918.586.8982 Fax
www.cwlaw.com

J. Ryan Sacra	Direct Line: 918.586.8528
Attorney at Law	Direct Fax: 918,586-8628
rsacra@cwlaw.com

January 13, 2009

Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Greystone Logistics, Inc.
Form 10-KSB for the fiscal year ended May 31, 2008
Filed September 15, 2008
File No. 0-26311

Dear Ms. Crane:

In connection with your review of the above captioned filing, Greystone Logistics, Inc. (“Greystone” or “Greystone Logistics”), offers the following responses to the comments and requests contained in your letter to Robert H. Nelson dated December 18, 2008.  To facilitate your review of Greystone’s responses, each of your comments has been restated followed by Greystone’s response.  In addition, each response has been numbered to correspond to those numbers used in your letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Results of Operations, page 17

Year Ended May 31, 2008 Compared to Year Ended May 31, 2007

Comment No. 1:

We note that your sales increased approximately 69% between periods and you explain this is primarily attributable to new customers, production of the beverage pallets for existing clients, upward price adjustment and increases in pharmaceutical pallet sales. Given the significance of your increase, please tell us and revise future filings to quantify increases related to each of the factors above and provide further details and insight into the reasons for the various increases. Please also tell us your consideration of discussing revenue by product or market, for example, we note your reference to pharmaceutical pallet sales.

Response No. 1:

Sales for fiscal year 2008 were $21,081,114 compared to $12,454,293 for an increase of $8,626,821 or approximately 69%.  Approximately 72% of this increase is due new customer pallet sales (67% to a brewery and 5% to a pharmaceutical company) and 8% for price increases to existing customers offset by decreased pallet sales of 11% to existing customers.  Sales to brewery customers is the primary revenue base for Greystone.  The addition of the pharmaceutical company is the result of Greystone’s marketing efforts to diversify its customer base.  Greystone will revise future filing to include more of this type of detail.

Liquidity and Capital Resources, page 18

Comment No. 2:

Revise future filings to define, in greater detail, the financial and other covenants that you are required to maintain under your loans and notes payable agreements.

Response No. 2:

In future filings with the SEC, management will disclose any significant financial or other covenants under Greystone’s notes payable.  However, it is noted that there has not been any significant financial or other covenants under Greystone’s existing notes payable.

Consolidated Statements of Operations, page F-4

Comment No. 3:

We note that you recorded a charge of $619,060 in other income (expense) in fiscal 2007 which represented the present value amount you are to pay in settlement for termination of an operating lease for injection molding machines and a charge of $45,000 in settlement of an employment claim by a former employee. Generally, these costs are considered an ordinary expense of doing business and are presented in operations. In future filings please reclassify these charges within operating income (loss), or tell us in detail why these charges are properly classified in non-operating income. Your explanation should include a discussion of why the lease and the underlying injection molding machines related to the lease do not relate to your operating activities. Please provide a similar explanation regarding the former employee. If the lease and former employee relate to your operating activities, litigation gains or losses related to operating leases and/or employees should be included in operating activities.

Response No. 3:

In future filings that include fiscal year 2007 financial statements, management will comply to reclassify as operating expenses the costs relating to termination of the injection molding equipment lease and the settlement of the of litigation regarding employment.

Consolidated Statements of Cash Flows, page F-6

Comment No. 4:

We note that in your Statement of Cash Flows, the proceeds from notes and advances payable are recorded net of each other. In an effort to provide greater clarity of the Company’s cash flows from financing activities, in future filings please revise to separately present cash flows from notes and cash flows from advances payable. We refer you to paragraphs 11-13 of SFAS 95. This comment is also applicable to the presentation of cash flow payments on notes and advances payable.

In future filings, management will separately present cash inflows and outflows for both advances and notes payable.

Notes to Consolidated Financial Statements, page F-7

Note 1 – Summary of Significant Accounting Policies, page F-7

Organization, page F-7

Comment No. 5:

We note you consider Greystone Properties, LLC as a variable interest entity by virtue of the personal guarantees of an officer and director, and consolidate the entity in the company’s financial statements. Please tell us about your equity investment in Greystone Properties and explain if you have a controlling interest in the entity. Clarify for us how you determined that Greystone Properties meets the criteria for consolidation as a variable interest entity based on the guidance provided by paragraph 5 of FIN 46(R).

Response No. 5:

Greystone Logistics does not have a direct equity investment in Greystone Properties.  The consolidation of Greystone Properties is not as a result of a controlling interest held by Greystone Logistics.

Paragraph 5.a. of FIN 46(R) provides that “An entity shall be subject to consolidation …if, by design, the conditions in a, b, or c exist.”  Management determined that Greystone Properties meets the condition of paragraph 5.a. since, at inception, its equity investment at risk was not sufficient to permit it to finance its activities without additional subordinated financial support provided by any parties, including equity holders.  The requirement for its owners, related parties to Greystone Logistics, to guarantee Greystone Properties’ indebtedness provided evidence of the lack of sufficient equity investment at risk.

Recognition of revenue, page F-9

Comment No. 6:

We note that you recognize revenue from your two primary customers who represent 75% of your sales when products are delivered to the customers. In future filings, please describe the significant terms of your agreements with these primary customers, including payment, return, exchange, and other significant matters and tell us how these terms differ from your other customers. Please also tell us and disclose in future filings how you account for the cost of goods sold when the shipments are made to the primary customer. Refer to SAB 104 and SFAS 48 as necessary.

Response No. 6:

Greystone’s sales agreements to customers other than its two primary customers generally provide for risk of loss to pass to the customers upon shipment from Greystone’s plant in Bettendorf, Iowa.  Revenue is recognized for these customers at date of shipment.

Greystone’s agreement with one of its major customers provides “Delivery of goods shall not be deemed to be complete until the goods have been actually received and accepted.  Notwithstanding any agreement to pay for the shipping costs of any goods or materials under this purchase order, the risk of loss or damages in transit, or at a site not owned or controlled by Buyer, shall remain with Provider.”

Greystone’s agreement with its other major customer provides “Risk of loss of all … materials provided … shall pass to Buyer f.o.b. Supplier’s plant upon Buyer’s physical receipt of the Goods.”  “All Goods furnished hereunder will be subject to approval at Buyer’s premises within a reasonable time after delivery.”

For each of the two major customers, Greystone recognizes revenue when product has been delivered to the customers’ sites and risk of loss has passed to the customers

For sales to all customers, cost of goods sold is recognized when the related revenue is recognized.

Comment No. 7:

We note your disclosures on pages 5 and 6 that you sell plastic pallets you purchase from Commerce and that you are marketing pallets produced or capable of being produced by

Commerce. Please clarify for us if you purchase these pallets for resale only or if you manufacture the pallets. Please also clarify if you recognize revenue on a gross or net basis. Refer to the guidance in EITF 99-19 to support your accounting.

Response No. 7:

Greystone purchases pallets from 1607 Commerce for resale, has general inventory risk and establishes the selling price to customers. Accordingly, the revenue from the sales of these pallets is recognized on the gross basis.

Note 17.  Restatement of 2007 Financial Statements, page F-23

Comment No. 8:

We see from your disclosure that you did not consolidate the accounts of Greystone Properties as of May 31, 2007 and for the year then ended and, therefore, you restated your prior year financial statements. Please tell us when management determined that the financial statements were not correct and a restatement was necessary.  In this regard, please tell us your consideration as to the need to file a Form 8-K, Item 4.02 at such time.  Please advise.

Response No.  8:

Management evaluated the requirements of FIN 46(R) as it pertained to Greystone Properties LLC in connection with the issuance of the May 31, 2007 financial statements and concluded with the agreement of its independent accountants that FIN 46(R) did not require consolidation of Greystone Properties.  During fiscal year 2008, Greystone changed independent accountants.  Near the conclusion of the May 31, 2008 audit, management reevaluated the application of FIN 46(R) along with its newly appointed independent accountants and determined that Greystone Properties should have been consolidated as discussed in paragraph 5 above.  Management obtained the concurrence of the prior independent accountants and, accordingly, restated the May 31, 2007 financial statements. The determination by management was essentially concurrent with the filing of the Form 10-KSB and, accordingly, the need to file a Form 8-K was not considered necessary.

Comment No. 9:

Your restatement footnote does not provide investors with a clear path between the originally filed and restated financial statement amounts. Please revise this note in future quarterly filings to disclose the specific line items as originally reported, as adjusted and the effect of the change. Also provide the effect of the corrections on net income or loss and the related per share amounts. For reference see paragraph 26 of SFAS 154.

Response No 9:

Management notes your recommendation regarding the disclosure of restated amounts and will edit the disclosure in future filings to more fully comply with paragraph 26 of SFAS 154.

Exhibit 31

Comment No. 10:

We note that your filing contained management’s report on internal control over financial reporting (on page 21) as required by Item 308T of Regulation S-B. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company. Refer to Item 601(b)(31) of Regulation S-B. Please file an amendment to your Form 10-KSB that includes new, corrected certifications. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please also amend your Form 10-Q for the period ended August 31, 2008 to address our concerns.

Response No. 10:

Both reports referenced above will be amended to correct Exhibit 31 certifications.

We would appreciate your earliest possible review of this letter in response to your comments.  To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.

Yours very truly,

/s/ J. Ryan Sacra

J. Ryan Sacra

cc:          Warren F. Kruger
Robert H. Nelson

GREYSTONE
Manufacturer of Recycled Plastic Pallets

January 13, 2009

Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Greystone Logistics, Inc.
Form 10-KSB for the fiscal year ended May 31, 2008
Filed September 15, 2008
File No. 0-26311

Dear Ms. Crane:

In connection with your review of the captioned filing and our response to your comment letter as set forth in that certain letter of Conner & Winters, LLP, addressed to Securities and Exchange Commission dated January 13, 2009, Greystone Logistics, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (918) 583-7441 at any time.

Best regards,

/s/ Robert H. Nelson
Robert H. Nelson
Chief Financial Officer

cc: Ryan Sacra, Conner & Winters, LLP

1613 E 15th Tulsa, OK  74114 (918) 583-7441 (918) 583-7442 fax